Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

April 5, 2012

Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder,

You are cordially invited to attend an Extraordinary General Meeting of Shareholders (the “Meeting”) of Ituran Location and Control Ltd. to be held at Ituran’s offices at 3 Hashikma St. Azour Israel, on May 21, 2012 at 15:00 p.m. Israel time.

Holders of the Company's ordinary shares are being asked to vote on the following matters:

1.            To approve the agreement dated February 23, 2012 between Ituran Systems De Monitoramento Ltda. (“Subsidiary”) and Mr. Avner Kurz, as more fully described in the proxy statement.

The item on the agenda requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat, provided that either (a) such a majority includes at least a majority of the votes of shareholders who lack personal interest voting on the issue (not including abstentions); or (b) the total of opposition votes among the shareholders who have no personal interest in the matter does not exceed 2% of the aggregate voting rights in the Company.

At the Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

You may attend the meeting in person and vote thereat, appoint a proxy, or vote by written ballot. For those who wish to vote by proxy, a proxy card is attached to the proxy statement accompanying this notice.  The written ballot (available in Hebrew only), which includes the details regarding its use, is available at www.magna.isa.gov.il or at www.maya.tase.co.il and may also be obtained by directly addressing the Company at its registered office (3 Hashikma Street, Azour, Israel).  A written ballot must be submitted at least 72 hours before the time of the Meeting and a proxy must be submitted at least 24 hours before the time of the Meeting.

Details regarding the matters on the agenda and some additional details regarding the Meeting are provided in the accompanying proxy statement.

Your cooperation is appreciated.

By order of the board of directors, /s/ Ze'ev Koren Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS

April 5, 2012

The enclosed proxy is solicited on behalf of the Board of Directors of Ituran Location and Control Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on May 21, 2012 at 15:00 p.m., Israel time, or at any adjournment or postponement thereof, for the purposes set forth herein. The Meeting will be held at the offices of the Company located at 3 Hashikma Street, Azour, Israel. The telephone number at that address is +972-3-5571314.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), of the Company at the close of business on April 16, 2012 (the “Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

Quorum, Voting and Solicitation and Revocation of Proxies

At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than one third of the voting power of the Company. If a quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. At such adjourned meeting any number of shareholders present in person or by proxy shall constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

Shareholders entitled to vote at the Meeting may attend the Meeting in person and vote thereat, appoint a proxy, or vote by written ballot. The proxy card must be received by the Company's transfer agent or at the Company's at least 24 hours prior to the time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Please follow the instructions on the proxy card.

Shareholders registered in the Company’s shareholders registry in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy or written ballot must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate, confirming their ownership of shares of the Company on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000, as amended.

The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of the proposed resolution to be presented to the Meeting, unless you clearly vote against a specific resolution.

The written ballot (available in Hebrew only), which includes the details regarding its use, is available at www.magna.isa.gov.il or at www.maya.tase.co.il and may also be obtained by directly addressing the Company at its registered office in Israel.  A written ballot must be submitted at least 72 hours before the time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

PROPOSAL ONE
APPROVAL OF AN AGREEMENT BETWEEN ITURAN SYSTEMS DE MONITORAMENTO
LTDA. AND MR. AVNER KURZ

Background

Mr. Avner Kurz has served as a director of our company since its acquisition in 1995.

On February 23, 2012 the Subsidiary and Mr. Avner Kurz (the “Consultant”) entered into an agreement, effective as of January 1, 2012 (the “Agreement”) according to which the Subsidiary will receive consulting services from the Consultant, which will include strategic planning, the development of business relations with the private market and with local customers, the development of infrastructure in Brazil and any additional service required by the Subsidiary and the Company as detailed in the Agreement. It was further agreed that for the purpose of fulfilling his obligations according to the Agreement, Mr. Kurz shall be obligated to undertake the consulting services in Brazil at the Subsidiary's offices at least eight (8) times a year and shall further be obligated spend at least twenty (20) hours per month for the purpose of fulfilling his obligations under the Agreement. In exchange for his services, the Consultant will receive a monthly fee of US$ 8,000. The Agreement is for a term of 24 months, automatically renewed for additional periods of 24 months each, subject to the required approvals under Israeli laws (currently the Israeli law requires an approval of such transactions every three years). Each party may terminate the Agreement by prior written notice of 180 days. Attached hereto as Exhibit A is a convenience translation into English of the Agreement.

Section 270(4) of the Israeli Companies Law requires among others that an engagement by a public company of a controlling shareholder or his relative, directly or indirectly, including through a company in his control, for rendering services to the company and if such controlling shareholder is an office holder in the company – for the terms of his employment and tenure, requires the approval of the Audit Committee, Board of Directors and general meeting (with a special majority vote at the general meeting as described below). Under Section 268 of the Israeli Companies Law, any shareholder who holds, alone or together with others, 25% or more of the voting rights in the company is deemed a "controlling shareholder" for the purpose of approving an engagement by the Company of such person.

On May 18, 2005 (as amended on September 6, 2005) a shareholders agreement was entered into between Moked Ituran Ltd. and each of Moked’s shareholders including a company owned by Avner Kurz together with his brothers Amos Kurz and Uri Kurz in equal parts. Moked holds 5,506,952 of the Company's shares, constituting 26.26% of the voting rights in the Company. For additional details regarding the provisions of the Shareholders Agreement please refer to the Company’s annual report on form 20-F for the year ended December 31, 2010 filed on June 28, 2011. Accordingly Mr. Kurz is deemed to be a "controlling shareholder" for the purposes of Section 258 and 270(4) of the Israeli Companies Law being a party to the shareholders agreement.

On April 3, 2012 our audit committee and board of directors approved the engagement of Mr. Avner Kurz under the terms of the Agreement, taking into consideration among others the following considerations: Mr. Kurz is a co-founder of the Subsidiary and has served as the Subsidiary's CEO until August 2006. In addition Mr. Kurz has served as the Chairman of the Subsidiary's Board of Directors, since its incorporation. During such period of time, Mr. Kurz significantly contributed to the business development of the Subsidiary, its growth and the increasing number of its clients. In addition, Mr. Kurz has significant in-depth understanding of the Brazilian business market including the regulations applicable to the Subsidiary. The Board of Directors also took under consideration the fact that Mr. Kurz will be obligated to visit the Subsidiary's offices in Brazil at least eight (8) times a year. The physical presence in Brazil and the direct contact and work with local management will enable Mr. Kurz to better supervise the Subsidiary's activities, to indentify at first hand issues that may require improvement in the Subsidiary's operations and to consult the Subsidiary with the courses of actions the Subsidiary may undertake in order resolve such issues. Finally, the Board noted that the consideration Mr. Kurz will be entitled to according to the Agreement already reflects and is inclusive of all flight expenses and accommodation and other expenses Mr. Kurz will incur in fulfilling his obligations under the Agreement and thus such consideration is fair, reasonable and within "market terms".

Proposal

Shareholders are being asked to approve the Agreement dated February 23, 2012 between the Subsidiary and Mr. Avner Kurz.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat, provided that either (a) such a majority includes at least a majority of the votes of shareholders who lack personal interest voting on the issue (not including abstentions); or (b) the total of opposition votes among the shareholders who have no personal interest in the matter does not exceed 2% of the aggregate voting rights in the Company.

Exhibit A

Convenience translation into English--

Agreement

Made and signed in Azor on 23.2.2012

Between:

Ituran systems de monitoramento Ltda
Located for the purposes of this agreement at

 3 Hashikna st., Azor 58001

(The "Company")

 From one side

And between:

Avner Kurtz
From 44 Gilboa st., Kokhav Ya'ir
 (Hereinafter: "Avner")

From the other side

WHEREAS:	Avner is one of the founders of the Company, served as the CEO of the Company and as the Chairman of the board of directors of the Company; and

WHEREAS:	During his years of service in the Company, accumulated knowledge, experience and training regarding the Companies activity in Brazil; and

WHEREAS:	subjected to the stated hereinafter, the Company decided to pay to Avner for the services he will provide to the Company;

NOW THEREFORE, the parties hereto agree as follows:

1.	General Part

The preamble to this Agreement constitutes an integral part hereof.

2.	Declarations and Undertakings of Avner

Avner declares and undertakes as follows:

a.	There is no legal or other preventing cause that prevents him from entering into this Agreement and from fulfilling his obligations hereunder;

b.	He has the knowledge, the capacity and skills in order to fulfill his duties, pursuant to the provisions of this Agreement;

c.	He undertakes to provide the Services with skills, expertise, devotion, loyalty and integrity, and to act at the best of his ability to preserve and promote the Company's economic interests;

d.	To act with loyalty and integrity towards the Company;

e.
During the term of this Agreement, will act in compliance with the procedures and regulations, as will be determined from time to time by the Company and by the parent Company- Ituran Location And Control Ltd ("Ituran"), also will report to the Company and to Ituran while applying the procedures and instructions that will be determined from time to time all the information in respect to his activity and respect to any other information regarding his duty and the execution of his duty and also will report of any other information that he will be exposed to regarding to the Company and its businesses;

f.	Provide the services at the best of his ability effectively, professionally, with devotion and with proper diligence;

g.
It is not in the parties' intentions to establish employer employee relationship and all the services that will be provided, will be provided as independent services against tax invoice. The amounts stated in this Agreement and all the obligations that the parties took upon themselves pursuant to this Agreement, are based upon the accuracy of the assumptions that were stated regarding the nature of the founded legal connection in this Agreement;

3.	The services and their consideration

a.
It is agreed between the parties that within the services that Avner will provide to the Company (The "Services"), he will serve as a consultant to the Company, including in respect of the general strategy of the Company, developing connections with the private market, infrastructure development and in any other area as will be required from time to time. Also in connection to his duties, he will be in direct contact with the CEO of the Company and its office holders. Furthermore, he will report directly to the president of Ituran and will advice him regarding the aforementioned. For the provision of the Services herein Avner undertakes to stay at least eight times per year in Brazil at the Company's offices and to invest no less than twenty monthly hours in providing the Services.

b.
For his Services, the Company will pay Avner a monthly fee in the amount of US$8,000 (eight thousand US dollars) against receipt of a tax invoice. The fee will be paid to Avner until the 10th of each previous Gregorian month against tax invoice which will be provided by Avner no later that 10 days after the day of payment. Additionally, Avner will be entitled to a cellular phone and to reimbursement of expenses on the Companies account regarding the use of the cellular phone that will be paid to him against receipts that he will furnish.

4.	Term of employment

a.
The term of employment will be 24 months effective as of 1.1.2012 (the "Employment Period"). The Employment Period will be renewed automatically for additional periods of two years at the end of each employment period, subject to clause 5B.

b.	The Company and Avner (separately) may terminate this Agreement with a 180 days prior written notice.

5.	Subject condition\ terminating condition

a.	A condition precedent to this Agreement is the approval of the audit committee, the board of directors and the general meetings of Ituran in the required majority by the law.

b.
In the event that the law will require re-approval of the Agreement from time to time by any of the organs of the Company specified in clause 5b herein and such approval will not be obtained, for any reason, the Agreement will immediately expire without any party having any claims against the other.

6.	Assignment of rights

It is specifically agreed that the parties will not be able to transfer their rights and/or their obligations regarding to this Agreement, all or some of them, to other and/or others, without receiving the prior written consent from the other party.

7.	General

a.
This Agreement revokes all prior agreements, obligations and understandings which were prior made between the parties regarding the issues of this Agreement. This Agreement replaces all those agreements, obligations and understandings.

b.
This Agreement constitutes the full and entire understandings the parties with regard to the subject matter hereof, and may not be amended or modified except by a written document signed by the Parties.

c.
No waiver or prolonging, presumption, pause or delay by any Party to fully enforce or partially enforce or fully or partially not to enforce the parties obligations by this agreement shall not be considered as a waiver of any right or abstaining in any other case.

d.
This Agreement shall be governed by and construed in accordance with the laws of the State of Israel and the competent courts of Tel-Aviv shall have exclusive jurisdiction in respect of all disputes between the Parties relating to this Agreement.

IN WITNESS WHEREOF this Agreement is signed by

Avner Kurtz	Ituran systems de monitoramento Ltda

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY

For use by shareholders of the Company at the Extraordinary General Meeting of the Shareholders to be held on may 21, 2012 at 15:00  p.m. Israel time at the Company’s offices at 3 Hashikma Street, Azour , Israel.

(Please use BLOCK CAPITALS)

I ________________________________________________________________

of _______________________________________________________________,

being a shareholder of Ituran Location and Control Ltd. (the “Company”), hereby appoints  Mr. Israel Baron, as my proxy to vote for me and on my behalf at the Extraordinary General Meeting to be held on May 21, 2012 at the Company’s offices at said address (the “Extraordinary Meeting”) and at any adjournment(s) thereof.

I direct that my vote(s) be cast on the resolution as indicated by a  in the appropriate space.

RESOLUTIONS	FOR	AGAINST	ABSTAIN
1. To approve the agreement dated February 23, 2012 between Ituran Systems De Monitoramento Ltda. and Mr. Avner Kurz.

PLEASE INDICATE BELLOW (REGARDLESS OF WHETHER YOU INDICATE HOW YOU WANT TO VOTE) WHETHER OR NOT YOU HAVE A PERSONAL INTEREST. IF YOU DO NOT INDICATE BELLOW, YOUR VOTE WILL NOT BE COUNTED FOR THE PURPOSE OF ITEM 1 ABOVE.

	YES	NO
I HAVE a personal interest in the transaction mentioned in item 1 above	☐	☐

If yes, please provide details regarding your personal interest: ______________________________________

Since certain of the Company’s directors are Controlling shareholders, as defined in the Israeli Company’s Law, 5759-1999 and the regulations promulgated thereunder (the “Company’s Law”), the approval of proposal to be presented at the meeting requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat, provided that either (a) such a majority includes at least a majority of the votes of shareholders who lack Personal Interest voting on the issue (not including abstentions); or (b) the total of opposition votes among the shareholders who have no Personal Interest in the matter does not exceed 2% of the aggregate voting rights in the Company.

For this Purpose, “Control” is defined as: the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation and a person shall be presumed to control a corporation if he Holds half or more of a certain type of means of control of the corporation, which are any one of (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager.

“Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, which may derive either from the shareholder gaining personal benefit from a transaction or act, or from material and continuing business relationships between a shareholder and a controlling shareholder, including (i) the personal interest of his or her Relatives; and (ii) a personal interest of a body corporate in which a shareholder or any of his or her aforementioned Relatives serve as a director or the chief executive officer, owns at least 5% of the issued share capital of its voting rights or has the right to appoint a director or chief executive officer; (iii) the personal interest of a person voting by virtue of a power of attorney shall be deemed a vote of a person having personal interest if the person giving the power of attorney has a personal interest, regardless of whether the person voting by virtue of a power of attorney has discretion to decide as to the vote or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

“Relatives” is defined as: spouse, sibling, parent, grandparent, child as well as Spouse’s child, sibling, or parent or a spouse of any of the above.

“Holding” is defined as: with regard to securities or voting power as either alone or with others, whether directly or indirectly, through a trustee, trust company or in any other way; with regard to holding by a company – this also means by its subsidiary or its associate; and with regard to holding by an individual – an individual and his family members who live with him or are financially dependent on one another, shall be regarded as one person.

If no direction is made this proxy will be voted FOR Item 1.

Dated ____________ Name _________________ Signature __________________

Notes:

To be valid, this form of Proxy must be lodged at the Company’s offices at 3 Hashikma Street, Azur, Israel, not later than 24 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid.

1.	Any alterations to this form must be initialed.
2.	Completion and return of this Proxy Form will not prevent a member from attending and voting in person at the Meeting.